Exhibit 23.3

CONSENT OF INDEPENDENT VALUATION EXPERT

We hereby consent to the reference to our name under the heading “Experts” and the disclosure of our role in the valuation analysis of the real property of CNL Healthcare Properties II, Inc. (the “Company”) and a range for the net asset value per share of the Company’s common stock under the heading “Estimated Net Asset Value Per Share” in Supplement No. 2 to the Prospectus dated April 26, 2017 related to the Registration Statement (File No. 333-206017) of the Company.

September 19, 2017

/s/ CBRE Capital Advisors, Inc.
CBRE Capital Advisors, Inc.